FIDELITY (LOGO) INVESTMENTS(registered trademark)   FMR Corp.
                                                    82 Devonshire Street
                                                    Boston MA  02109-3614
                                                    617 563 7000

     December 11, 1997
Securities and Exchange Commission
Judiciary Plaza, Room 5159
450 Fifth Street, N.W.
Washington, D.C.  20549

Attn: Mr. Michael J. Shaffer

Re: Fidelity Beacon Street Trust (the Trust)
 File Nos. 2-64791 and 811-4508
 Request for Withdrawal of Filing
Dear Mr. Shaffer:
As Secretary and Agent for Service of the above Trust, the undersigned hereby requests consent, pursuant to Rule 477 under the Securities Act of 1933, to withdraw the 485APOS filing with Accession Number:
0000311884-97-000021 from the above Registrant. This filing is unnecessary due to a subsequent reorganization of the underlying fund contained in the filing.
On November 26, 1997, shareholders of Fidelity Municipal Money Market Fund, a fund of the Trust, approved a reorganization of the fund to Fidelity Union Street Trust II (File Nos. 33-43757 and 811-6452). The closing date for this reorganization is scheduled for December 19, 1997. As a result of this reorganization, a Registration Statement on behalf of Fidelity Municipal Money Market Fund will be filed pursuant to Rule 485(b) in Post-Effective Amendment No. 20 to Fidelity Union Street Trust II. This Registration Statement will have an effective date of December 19, 1997. In anticipation of shareholder approval of the proposed reorganization, a Registration Statement was previously filed on behalf of Fidelity Municipal Money Market Fund pursuant to Rule 485(a) in Post-Effective Amendment No. 18 to Fidelity Union Street Trust II.
    Very truly yours,



    /s/Arthur S. Loring
    Arthur S. Loring
    Secretary and Agent for Service